                                                   United States
                                        SECURITIES AND EXCHANGE COMMISSION

                                              Washington, D.C. 20549

                                        ----------------------------------

[X]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
       1934 For the Fiscal Year Ended December 31, 2000

                                       OR

[ ]  Transition Report Pursuant to Section 15(d) of the Securities Exchange Act
      of 1934

Commission file number  1-8422

----------------------------------

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                 Countrywide Credit Industries, Inc. Tax Deferred Savings
                              And Investment Plan
                                 c/o Countrywide Credit Industries, Inc.
                                 Human Resources: Benefits Department
                                 MSN: RM-56
                             1515 Walnut Grove Avenue
                                    Rosemead, CA 91770-3710

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Countrywide Credit Industries, Inc.
                                 4500 Park Granada
                                 Calabasas, CA  91302

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the
Plan Administrator has duly caused this annual report to be signed on its behalf
--------------------------------------------------------------------------------
by the undersigned thereunto duly authorized.

                                 Countrywide Credit Industries, Inc.
                                 Tax Deferred Savings and Investment Plan

                                 /S/ Angelo R. Mozilo

                                 Chairman, Chief Executive Officer and President

            Countrywide Credit Industries, Inc.

Date:  June 28, 2000
--------------------

             Financial Statements and Report of
          Independent Certified Public Accountants

             COUNTRYWIDE CREDIT INDUSTRIES, INC.
          TAX DEFERRED SAVINGS AND INVESTMENT PLAN

                 December 31, 2000 and 1999

                                                  C O N T E N T S

                                                                                                            Page
                                                                                                            ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS        3

FINANCIAL STATEMENTS

      STATEMENTS OF NET ASSETS AVAILABLE FOR
          BENEFITS - DECEMBER 31, 2000 and 1999           4

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - YEAR ENDED DECEMBER
          31, 2000                                        5

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - YEAR ENDED DECEMBER
          31, 1999                                        6

      NOTES TO FINANCIAL STATEMENTS                                                                           7

SUPPLEMENTAL SCHEDULE REQUIRED BY FORM 5500

      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - DECEMBER 31, 2000
           14

                                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                --------------------------------------------------

Trustees
Countrywide Credit Industries, Inc. Tax Deferred Savings and Investment Plan

We  have  audited  the  accompanying  statements  of net  assets  available  for  benefits  of  Countrywide  Credit
Industries,  Inc.  Tax  Deferred  Savings  and  Investment  Plan as of  December 31,  2000 and 1999 and the related statements of changes in net assets  available for benefits for the years then ended.  These  financial  statements are the  responsibility of the Plan's  management.  Our  responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our audits in  accordance  with  auditing  standards  generally  accepted  in the  United  States of
America.  Those standards require that we plan and perform the audit to obtain  reasonable  assurance about whether the  financial  statements  are free of  material  misstatement.  An audit  includes  examining,  on a test  basis, evidence  supporting the amounts and  disclosures  in the financial  statements.  An audit also includes  assessing the accounting  principles  used and  significant  estimates made by management,  as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present  fairly,  in all material  respects,  the net assets available for benefits of Countrywide  Credit  Industries,  Inc. Tax Deferred Savings and Investment Plan as
of  December 31,  2000 and 1999 and the  changes in those net assets  for the years then ended in  conformity  with accounting principles generally accepted in the United States of America.

Our audits  were made for the  purpose of forming an opinion on the basic  financial  statements  taken as a whole.
The  supplemental  schedule  of assets held for  investment  purposes as of  December  31,  2000 is  presented  for purposes of additional  analysis and is not a required part of the basic financial  statements but is supplementary information  required by the Department of Labor's Rules and  Regulations  for Reporting and  Disclosure  under the
Employee  Retirement Income Security Act of 1974. This  supplementary  schedule is the responsibility of the Plan's management.  The supplemental  schedule has been subjected to the auditing  procedures applied in the audits of the basic financial  statements and, in our opinion,  is fairly stated,  in all material  respects,  in relation to the basic financial statements taken as a whole.

Los Angeles, California
May 18, 2001

                         The accompanying notes are an integral part of these statements.

                                                        4
                                        Countrywide Credit Industries, Inc.
                                     Tax Deferred Savings and Investment Plan
                                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                           (Dollar amounts in thousands)

                                                                                                  December 31,
                                                                                       ------------------------------------
                                                                                             2000                1999
                                                                                       -----------------    ---------------

Investments
    Participant directed investments                                                        $118,611             $112,532
    Countrywide Credit Industries Inc. Common Stock  *                                        67,204               28,370
                                                                                       -----------------    ---------------
                                                                                       -----------------    ---------------

         Total investments                                                                   185,815              140,902
                                                                                       -----------------    ---------------

Receivables:
    Employer's contribution                                                                    1,667                2,057
    Participants' contribution                                                                 1,084                  836
                                                                                       -----------------    ---------------

         Total receivables                                                                     2,751                2,893
                                                                                       -----------------    ---------------

         Net assets available for benefits                                                  $188,566             $143,795
                                                                                       =================    ===============
                                                                                       =================    ===============

    *  Party-in-interest

                          The accompanying notes are an integral part of this statement.

                                                        8
                                           Countrywide Credit Industries, Inc.
                                         Tax Deferred Savings and Investment Plan

                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                               Year ended December 31, 2000
                                              (Dollar amounts in thousands)

                                          Countrywide Credit Industries, Inc.
                                       Tax Deferred Savings and Investment Plan

                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                             Year ended December 31, 1999
                                             (Dollar amounts in thousands)

                                        Countrywide Credit Industries, Inc.
                                     Tax Deferred Savings and Investment Plan
                                     NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                                        14
                                        Countrywide Credit Industries, Inc.
                                     Tax Deferred Savings and Investment Plan
                                           NOTES TO FINANCIAL STATEMENTS

                                                         7
NOTE A - DESCRIPTION OF PLAN

    The following  description of the Countrywide  Credit  Industries,  Inc. (the Company) Tax Deferred Savings
    and Investment  Plan (the Plan) provides only general  information.  Participants  should refer to the Plan agreement for a more complete description of the Plan's provisions.

    1.   General
         -------

    The Plan is a defined  contribution plan covering all full-time employees of the Company who have completed at least three months of service and are age 21 or older.  It is subject to the  provisions of the Employee
    Retirement Income Security Act of 1974 (ERISA).

    2.   Contributions
         -------------

    Each year,  participants may contribute up to 16 percent of pretax annual  compensation,  as defined in the
    Plan. Participants may also contribute,  at the discretion of the Plan administrator,  amounts representing
    distributions   from  other  qualified  defined  benefit  or  contribution   plans.  The  Company  makes  a
    discretionary  matching  contribution equal to 50 percent of the participant  contributions up to a maximum of 6 percent of the participants' base compensation,  as defined in the Plan.  Contributions are subject to certain limitations.

    3.   Participant Accounts
         --------------------

    Each  participant's  account  is  credited  with the  participant's  contribution,  discretionary  matching contribution  and an  allocation  of Plan  earnings.  Allocations  of Plan  earnings  are based on  account balances.  The benefit to which a  participant  is entitled  is the benefit  that can be provided  from the participant's vested account.

    4.   Vesting
         -------

    Participants  are  immediately  vested in their  voluntary  contributions  plus  actual  earnings  thereon.
    Vesting in the  Company's  discretionary  matching  contribution  portion  of their  accounts  plus  actual earnings  thereon  is  based  on years  of  continuous  service.  Participants  begin  vesting  in  Company contributions after one year of credited service and are fully vested after five years of credited service.

NOTE A - DESCRIPTION OF PLAN - Continued

    5.   Investment Options
      ---------------------

    Upon enrollment in the Plan, a participant may direct employee  contributions in one percent  increments in any of the thirteen investment options.

        1.   Scudder  Income Fund - Funds are  generally  invested in corporate  bonds,  convertible  bonds and
             --------------------
             government securities.  The primary earnings focus is on long-term interest income.

        2.   Scudder  Growth & Income Fund - Funds are generally  invested in common and preferred  stocks that
             -----------------------------
             have  historically  paid  dividends.  The primary  earnings focus is on capital  appreciation  and dividends.

        3.   Scudder  International Fund - Funds are generally  invested in a diversified  portfolio of foreign
             ---------------------------
             stocks.  The primary  earnings focus is on capital  appreciation  with a diversified  portfolio to hedge against currency fluctuation risk.

        4.   Scudder  Stock  Index  Fund - Funds are  invested  in  Standard  and Poor's 500 stocks or in other
             ---------------------------
             mutual funds that mirror the S&P 500. The primary earnings focus is on capital appreciation.

        5.   IDS Mutual Fund - Funds are generally invested in a combination of long-term equities,  a majority
             ---------------
             of which are in common stocks, and the remainder in preferred stocks,  bonds and other debentures.
             The primary earnings focus is on long-term income.

       6.    IDS New  Dimensions  Fund - Funds are  generally  invested  in stocks of  companies  that have the
             -------------------------
             potential for significant growth based on technological or economic changes.  The primary earnings focus is on capital appreciation.

7.  Touchstone  Utility Fund - Funds are  invested in  securities  of the public  utilities.  The primary  earnings
----------------------------
             focus is on short-term interest income.

       NOTE A DESCRIPTION ON PLAN-Continued

       8.   Touchstone  Adjustable  Rate U.S.  Government  Securities  Fund - Funds are  invested  primarily in
            ---------------------------------------------------------------
             mortgage-related  securities,  created from pools of adjustable-rate mortgages whose principal and interest are guaranteed by the U.S.  government,  its agencies or  instrumentalities.  The primary earnings focus is on short-term interest income.

        9.   Touchstone  Institutional  Government  Income Fund - Funds are invested in short-term  obligations
             --------------------------------------------------
             issued or  guaranteed  as to  principal  and  interest  by the U.S.  government,  its  agencies or instrumentalities.  The primary earnings focus is on short-term  income consistent with protection of capital.

      10.    Touchstone  Equity Fund - Funds are  invested  primarily in common  stocks that have  historically
             -----------------------
             paid dividends.  The primary earnings focus is on capital appreciation and dividends.

      11. Touchstone  Intermediate  Term  Government  Income  Fund -  Funds  are  invested  in a  portfolio  of
          --------------------------------------------------------
             intermediate-term  U.S.  government  obligations.  The  primary  earnings  focus is on  short-term income consistent with protection of capital.

      12.    Touchstone  Aggressive  Growth  Fund - Funds are  invested  in  common  stocks  and  other  equity
             ------------------------------------
             securities,  targeting  growth  companies  of various  sizes.  The  primary  earnings  focus is on long-term capital appreciation.

      13.    Touchstone  Growth  and  Value  Fund - Funds  are  invested  in common  stocks  and  other  equity
             ------------------------------------
             securities.  The primary earnings focus is on long-term capital appreciation.

      14.    Countrywide  Credit  Industries,  Inc.  Common  Stock - Funds are invested in  Countrywide  Common
             -----------------------------------------------------
             Stock.  Up to 50% of a  Participant's  balance  in the  Plan,  at the time of  investment,  may be invested in this fund.  The  Trustee  will use such  contributions  to purchase on the open market shares of  Countrywide  Common  Stock.  Purchases and sales will be made  periodically  during any trading day and all purchases and sales of shares of Countrywide  Common Stock will be made by the
             Trustee at the then prevailing  market prices.  Transactions  will be effected for Participants in the order in which their requests are received.  Ordinarily  transactions  will be effected on the day the request is  received.  However,  transactions  may be effected on  subsequent  days if the
             Trustee is unable to effect the  transaction  on the date the  request is  received  or  otherwise determines  it is  appropriate  to do so.  Participant  accounts will be charged for the brokerage costs and related fees incurred in connection  with  purchases and sales of shares of  Countrywide
             Common Stock.

             Participants may change their investment options at any time.

NOTE A - DESCRIPTION OF PLAN - Continued

    6.   Participant Loans Receivable
         ----------------------------

        Participants  may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of
        $50,000 or 50 percent of their total vested account  balances.  Loan terms may range up to 5 years, and may exceed 5 years,  for the purchase of a primary  residence.  The loans are secured by the balance in the  participant's  account and bear interest at a rate  commensurate  with local  prevailing  rates as determined by the Plan  administrator.  Current  interest rates of participant  loans  receivable range from 8 percent to 12 percent.  Principal  and interest is paid  ratably  through  semi-monthly  payroll deductions.

    7.   Payment of Benefits
         -------------------

        On  termination of service  before the normal  retirement  age of 65, a participant  may elect to defer distribution  until normal  retirement  age or receive a lump sum payment  equal to the vested share of the  participant's  account.  However,  if the  participant's  total vested  benefit value is less than
        $5,000, the Plan  administrator  shall direct the trustee to cause the entire vested benefit to be paid to such participant in a lump sum.

        On  termination of service due to death,  disability or normal  retirement,  participants  may elect to receive  a lump sum  amount  equal to the  value of the  participant's  vested  interest  in his or her account.

    8.  Forfeited Accounts
        ------------------

        Forfeited  nonvested  accounts  totaled  $616,000 for the year ended December 31, 2000.  These accounts were used to reduce the employer's contribution.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

    Basis of Accounting
    -------------------

    The financial statements of the Plan are prepared under the accrual method of accounting.  Administrative expenses are paid by the employer.

    Investment Valuation and Income Recognition
    -------------------------------------------

    The Plan's investments are stated at fair value.  Shares of registered  investment  companies are valued at quoted  market  prices  which  represent  the net asset value of shares held by the Plan at  year-end.  The
    Company stock is valued at its quoted market price.  Participant  loans receivable are valued at cost which approximates fair value.

    Payment of Benefits
    -------------------

    Benefits are recorded when paid.

    Use of Estimates in Preparing Financial Statements
    --------------------------------------------------

    In preparing financial  statements in conformity with generally accepted accounting  principles,  management is required to make estimates and  assumptions  that affect the reported  amounts of assets and liabilities at the date of the  financial  statements  and the  reported  amounts of revenues and  expenses  during the  reporting period.  Actual results could differ from those estimates.

NOTE C - INVESTMENTS

    The Plan's  investments  are held in a trust fund  administered  by Scudder Trust  Company.  The fair values of investments that represented 5 percent or more of the Plan's net assets consisted of the following:

                                                                                                  Fair Value
                                                                                       ---------------------------------
                                                                                       -------------- ---- -------------
                                                                                           2000                1999
                                                                                       --------------      -------------
                                                                                        (Dollar amount in thousands)
    Scudder Trust Company
        Scudder Growth&Income Fund                   Mutual Fund                        $  20,370           $  21,262
        Scudder International Fund                     Mutual Fund                           10,643              12,217
        Scudder Stock Index Fund                       Common Collective Trust               18,775              18,825
        IDS New Dimensions Fund                        Mutual Fund                           17,845              18,207
        Touchstone Institutional Government
            Income Fund                                Money Market Fund                     11,692              10,648
        Countrywide Credit Industries, Inc.
            Common stock  *                            Stock                                 67,204              28,386
        Other                                          Various                               39,286              31,357
                                                                                       --------------      -------------
                                                                                       --------------      -------------

               Total investments
                                                                                       ==============      =============
                                                                                       ==============      =============

    *  Nonparticipant-directed

NOTE C - INVESTMENTS - Continued

    Subsequent  to December 31, 2000,  the  investments  held by the Company may have  experienced a decline in value due to market conditions.  The investments are subject to inherent market risk; therefore,  the value may continually fluctuate to reflect current market conditions.

NOTE D - RELATED PARTY TRANSACTION

    Certain Plan  investments are shares of mutual funds that were managed by a wholly-owned  subsidiary of the
    Company, that was sold on October 29, 1999.

NOTE E - PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to  discontinue its  contributions  at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE F - TAX STATUS

    The Internal  Revenue Service has determined and informed the Company by a letter dated June 10, 1993, that the Plan and related  trust are designed in accordance  with  applicable  sections of the Internal  Revenue
    Code  (IRC).  The Plan has been  amended  since  receiving  the  determination  letter.  However,  the Plan administrator  believes that the Plan is designed and is currently  being  operated in compliance  with the applicable requirements of the IRC.

                                          Countrywide Credit Industries, Inc.
                                       Tax Deferred Savings and Investment Plan

                                       NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                              December 31, 1993 and 1992

                                                            12

                                               SUPPLEMENTAL SCHEDULE

                                               REQUIRED BY FORM 5500

                                                        15
                                                        16
                                        Countrywide Credit Industries, Inc.
                                     Tax Deferred Savings and Investment Plan

                            ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                 December 31, 2000

                                           (Dollar amounts in thousands)

                                                                    Description                                   Current
               Identity of Investment                              of Investment                   Cost            Value
------------------------------------------------------    ---------------------------------    -------------    -------------

Scudder Income Fund                                       Mutual Fund                           $    7,602      $     7,403
Scudder Growth &Income Fund                              Mutual Fund                               21,393           20,370
Scudder U.S. Treasury Money Fund                          Money Market Fund                            117              117
Scudder Cash Investment Trust                             Money Market Fund                            108              108
Scudder International Fund                                Mutual Fund                               11,262           10,643
Scudder Stock Index Fund                                  Common Collective Trust                   15,368           18,775
IDS Mutual Fund                                           Mutual Fund                                7,155            6,057
IDS New Dimensions Fund                                   Mutual Fund                               16,895           17,845
Touchstone Utility Fund                                   Mutual Fund                                1,736            1,579
Touchstone Institutional Government
    Income Fund                                           Money Market Fund                         11,692           11,692
Touchstone Equity Fund                                    Mutual Fund                                2,462            1,921
Touchstone Intermediate Term
    Government Income Fund                                Mutual Fund                                  808              818
Touchstone Aggressive Growth Fund                         Mutual Fund                                7,894            7,151
Touchstone Growth and Value Fund                          Mutual Fund                                6,384            6,819
Countrywide Credit Industries Inc.,
    Common stock                                          Stock                                     52,490           67,204
Participant loans receivable                              Participants' loans                        7,313            7,313
                                                                                               -------------    -------------

Total assets held for investment purposes                                                         $170,679         $185,815
                                                                                               =============    =============

                                                        17